January 6, 2014

H. Roger Schwall, Esq.

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	North Atlantic Drilling Ltd.

Amendment No. 3 to Registration Statement on Form F-1

Filed on January 6, 2014

File No. 333-185394

Amendment No. 3 to Registration Statement on Form F-4

Filed on January 6, 2014

File No. 333-185395

Dear Mr. Schwall:

Reference is made to the draft confidential registration statement on Form F-1 (the “Original Draft Registration Statement”) of North Atlantic Drilling Ltd. (the “Company”) in connection with the registration of the Company’s common stock, par value $5.00 per share, under the Securities Act of 1933, as amended, that was confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) for review on October 26, 2012, including the “wrapper” under cover of Form F-4 relating to the Company’s concurrent exchange offer that was submitted as Exhibit 99.1 to the Original Draft Registration Statement. By letter dated November 23, 2012, the staff of the Commission (the “Staff”) provided the Company with its comments to the Original Draft Registration Statement. The Original Draft Registration Statement was amended by the revised draft registration statement on Form F-1 (the “Registration Statement on Form F-1”) and, per the Staff’s request, the Company converted the Form F-4 wrapper into a standalone draft registration statement on Form F-4 (the “Registration Statement on Form F-4”), which were filed publicly via EDGAR on December 12, 2012 (File No. 333-185394 and File No. 333-185395, respectively). By letter dated December 20, 2012, the Staff provided the Company with its comments (the “First Comment Letter”) to the Registration Statement on Form F-1 and the Registration Statement on Form F-4. The first amended registration statement on Form F-1 (the “First Amended Registration Statement on Form F-1”) and the first amended registration statement on Form F-4 (the “First Amended Registration Statement on Form F-4” and together with the First Amended Registration Statement on Form F-1, the “First Amended Registration Statements”), which responded to the Staff’s comments contained in the First Comment Letter, were filed with the Commission on November 8, 2013.

U.S. Securities and Exchange Commission

January 6, 2014

By letter dated December 5, 2013, the Staff provided the Company with its comments (the “Second Comment Letter”) to the First Amended Registration Statements. The second amended registration statement on Form F-1 (the “Second Amended Registration Statement on F-1”) and the second amended registration statement on Form F-4 (the “Second Amended Registration Statement on Form F-4” and together with the Second Amended Registration Statement on Form F-1, the “Second Amended Registration Statements”), which responded to the Staff’s comments contained in the Second Comment Letter, were filed with the Commission on December 13, 2013. By letter dated December 20, 2013, the Staff provided the Company with its comments (the “Third Comment Letter”) to the Second Amended Registration Statements. The third amended registration statement on Form F-1 (the “Third Amended Registration Statement on Form F-1”) and the third amended registration statement on Form F-4 (the “Third Amended Registration Statement on Form F-4” and together with the Third Amended Registration Statement on Form F-1, the “Third Amended Registration Statements”), which respond to the Staff’s comments contained in the Third Comment Letter, are being publicly filed with the Commission today via EDGAR.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Third Amended Registration Statements (as applicable). The following numbered paragraphs correspond to the numbered paragraphs in the Third Comment Letter.

Amendments No. 2 to Form F-1 and Form F-4 filed December 13, 2013

General

1.	As appropriate, please make corresponding changes to both documents.

The Company confirms that it has made conforming changes to the Third Amended Registration Statements.

Management, page 112 {Form F-1/A1}

2.	We note the revised and new disclosure you provided at page 40 and at pages 112 to 113. In those cases where they have concurrent job responsibilities with other companies, please specify in the revised biographical sketches how much time each officer is expected to devote to your business. We also reissue in part comment 2 from our letter to you dated December 5, 2013. Please revise the biographical sketches as necessary to cover the entire five-year period, leaving no gaps or ambiguities with regard to time. For example, specify the duration of assignments and titles held during the five-year period in each case, rather than simply listing together all employers during the period with no explanation as to when the job began or ended. Refer generally to Item 401(e) of Regulation S-K.

U.S. Securities and Exchange Commission

January 6, 2014

In response to the Staff’s comment, the Company has revised the biographical sketch of Mr. Robert Hingley-Wilson, the Company’s designated Chief Financial Officer, under the heading “Management” to state that the Company expects that he will initially devote approximately 25% of his time to the management of the Company. The Company has also included this disclosure elsewhere throughout the Third Amended Registration Statements.

In addition, the Company has expanded the biographies of its officers and directors to cover the previous five year period, where applicable.

Financial Statements, page F-1

Statements of Operations, page F-2

3.	Please revise your earnings per share presentation here, and elsewhere throughout your filings, to eliminate the fractional cent amounts, and present all earnings per share amounts rounded to the nearest whole cent.

In response to the Staff’s comment, the Company has revised the presentation of earnings per share throughout the Third Amended Registration Statements to eliminate the fractional cent amounts and to round to the nearest whole cent.

Exhibits

4.	Please file as an exhibit the amendment to your $335 million revolving credit facility executed on November 20, 2013. In addition, please file as an exhibit the $475 million secured term loan and revolving credit facility SFL Linus Ltd. entered into on October 17, 2013.

The Company respectfully advises the Staff that it has not amended its $335 million revolving credit facility. On November 20, 2013, the Company reduced the amount of borrowings available under the facility from $335 million to $85 million by written notice to its lender, pursuant to Clause 5.2 of the facility. The Company has revised its description of the $335 million revolving credit facility throughout the Third Amended Registration Statements to clarify this. The Company further advises the Staff that it now refers to this facility throughout the Third Amended Registration Statements as the “Seadrill Revolving Credit Facility.”

The Company further advises the Staff that it has not included the $475 million secured term loan and revolving credit facility between SFL Linus Ltd. and a syndicate of banks (the “$475 Million Credit Facility”) as an exhibit to the Third Amended Registration Statements because the Company believes it is not required to file the agreement under Item 601(b)(10) of Regulation S-K.

Item 601(b)(10) of Regulation S-K requires the filing of, in relevant part, only material contracts “as to which the registrant or subsidiary of the registrant is a party or has succeeded to a party by assumption or assignment or in which the registrant or such subsidiary has a beneficial interest.” Neither the Company, nor any of its subsidiaries, is a party to the $475 Million Credit Facility (SFL Linus Ltd. is a wholly-owned subsidiary of Ship Finance International Ltd., a

U.S. Securities and Exchange Commission

January 6, 2014

related party of the Company and the syndicate of banks are entities unrelated to the Company). In addition, while the proceeds of the loan will be used by SFL Linus Ltd. to finance the purchase price of the West Linus, the Company believes that it does not have a beneficial interest in the $475 Million Credit Facility since it does not have the right to borrow under it, nor is the Company obligated to repay any outstanding borrowings thereunder.

The Company believes that the Third Amended Registration Statements provide investors with material disclosure regarding its relationship with SFL Linus Ltd., which is consolidated into the Company’s financial statements as a variable interest entity for accounting purposes in accordance with U.S. generally accepted accounting principles. In particular, the Company believes that its current disclosure provides a fair and accurate summary of the Company’s relationship with SFL Linus Ltd., including a description of the material terms of the $475 Million Credit Facility, the inclusion of the outstanding borrowings thereunder in the Company’s consolidated financials, and the material risks to the Company that are associated with consolidating SFL Linus Ltd. as a variable interest entity. The Company respectfully refers the Staff to the following sections of the Third Amended Registration Statements which discuss the Company’s relationship with SFL Linus Ltd.:

•	“Prospectus Summary—Our Business.”

•	“Risk Factors—Risks Related to Our Company—Failure to comply with covenants and other provisions in our existing or future debt agreements could result in cross-defaults under our existing debt agreements, which would have a material adverse effect on us” which states: “We also consolidate SFL Linus Ltd. into our financial statements as a variable interest entity (“VIE”). SFL Linus Ltd. is a subsidiary of Ship Finance that will own the West Linus. To the extent that SFL Linus Ltd. defaults under its indebtedness and is marked current in its financial statements, we would in turn mark such indebtedness current in our consolidated financial statements. The characterization of the indebtedness in our financial statements as current may adversely impact our compliance with the covenants contained in our existing and future debt agreements.”

•	Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Covenants contained in the credit facility of SFL Linus Ltd., our consolidated VIE.”

•	“Certain Relationships and Related Party Transactions—Sale and Leaseback Agreement with Ship Finance.”

•	Financial Statements—Note 21-Variable Interest Entity (VIE).

The Company’s relationship with SFL Linus Ltd. may not be ascertained from the text of the $475 Million Credit Facility.

For the reasons set forth above, the Company does not believe that filing the $475 Million Credit Facility is required pursuant to Item 601(b)(10) of Regulation S-K, nor does it believe that inclusion of the $475 Million Credit Facility as an exhibit would provide material information to investors with respect to the Company.

U.S. Securities and Exchange Commission

January 6, 2014

Opinions by MJM Limited

5.	Each of the three newly filed opinions by Bermuda counsel includes the following statement: “This opinion is issued solely for the purposes of the filing of the Registration Statement by the Company and is not to be relied upon in respect of any other matter.” Insofar as the latter portion of that statement purports to limit reliance, please obtain and file as exhibits such opinions without the referenced language. See Staff Legal Bulletin 19 (Corp. Fin.) (October 14, 2011), at Section II.B.3.d (“The staff does not accept any limitation on reliance. Purchasers of the securities in the offering are entitled to rely on the opinion.”).

In response to the Staff’s comment, the Company advises the Staff that it has filed the revised opinions of Bermuda counsel as Exhibit 5.1 and Exhibit 8.2 to the Third Amended Registration Statement on Form F-1 and Exhibit 5.1 to the Third Amended Registration Statement on Form F-4 to change the referenced statement to read: “This opinion is issued solely for the purposes of the filing of the Registration Statement by the Company and the issuance of the Shares pursuant to the [offering] and may not be relied upon in respect of any other matter.” The Company respectfully advises the Staff that its Bermuda counsel is not limiting the reliance on its opinions by any purchaser of the Company’s securities in the offering, but rather the subject matter to which the opinions relate.

Exhibit 8.1 (Form F-4/A2)

6.	Please obtain and file as an exhibit an opinion in which counsel specifies the monetary value of the common shares being registered, rather than simply referring to “up to $ of the Company’s common shares.”

In response to the Staff’s comment, the Company advises the Staff that it has filed revised tax opinions of Seward & Kissel LLP as Exhibit 8.1 to the Third Amended Registration Statements. The Company further advises the Staff that it has made conforming changes to the revised opinions of Bermuda counsel filed in response to Comment No. 5 above.

* * * *

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Keith Billotti at (212) 574-1274 or Filana Silberberg at (212) 574-1308.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.